UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

US Highland, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)


411164R 106
 (CUSIP Number)

Jody M. Walker, Attorney At Law
7841 South Garfield Way
Centennial, CO 80122
(303) 850-7637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          SCHEDULE 13D
CUSIP No. 411164R 106

   1.  Names of Reporting Persons.
       AB Malfors Promotor
----------------------------------------------------------------------
   2.  Check the Appropriate Box if a member of a Group
          (a)
          (b)X
----------------------------------------------------------------------
   3.   SEC USE ONLY
----------------------------------------------------------------------
   4.   Source of Funds
        OO
----------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

----------------------------------------------------------------------
   6.   Citizenship or Place of Organization
        Sweden
----------------------------------------------------------------------

Number of     |  7.  Sole Voting Power
Shares        |  8.  Shared Voting Power 1,250,000
Beneficially  |  9.  Sole Dispositive Power
Owned by Each | 10.  Shared Dispositive Power 1,250,000
Reporting     |                          (See Item 5)
Person With   |
-----------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,364 (See Item 5)
       ----------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       7.13%
-----------------------------------------------------------------------
  14.  Type of Reporting Person
       CO
-----------------------------------------------------------------------



                           SCHEDULE 13D
CUSIP No. 411164R 106

   1.  Names of Reporting Persons.
       Olof Svenfeldt
----------------------------------------------------------------------
   2.  Check the Appropriate Box if a member of a Group
          (a)
          (b)X
----------------------------------------------------------------------
   3.   SEC USE ONLY
----------------------------------------------------------------------
   4.   Source of Funds
        OO
----------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

----------------------------------------------------------------------
   6.   Citizenship or Place of Organization
        Sweden
----------------------------------------------------------------------

Number of     |  7.  Sole Voting Power
Shares        |  8.  Shared Voting Power 1,250,000
Beneficially  |  9.  Sole Dispositive Power
Owned by Each | 10.  Shared Dispositive Power 1,250,000
Reporting     |                          (See Item 5)
Person With   |
-----------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,636,403 (See Item 5)
       ----------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       7.62%
-----------------------------------------------------------------------
  14.  Type of Reporting Person
       IN
-----------------------------------------------------------------------

CUSIP No. 411164R 106

ITEM 1. SECURITY AND ISSUER.
  This Schedule 13D relates to the common stock, par value $0.001 of US Highland, Inc., an Oklahoma corporation. The principal office of the Issuer is located at 8722 South Peoria, Jenks, OK 74132.

ITEM 2. IDENTITY AND BACKGROUND.
(a-c)(f) This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by AB Malfors Promotor and Olof Svenfeldt. AB Malfors Promotor is an entity created under the laws of Sweden with its business address located at PL 16, Skarpoborg, Vaxholm, Stockholm, Sweden SE 195 91. Mr. Svenfeldt is a natural person, a citizen of the Sweden and his principal occupation is the director with a business address of PL 16, Skarpoborg, Vaxholm, Stockholm, Sweden SE 195 91. Mr. Svenfeldt is a majority shareholder of AB Malfors Promotor and may be deemed to have a shared voting control and investment discretion over securities owned by AB Malfors Promotor. The foregoing should not be construed in and of itself as an admission by Mr. Svenfeldt as to beneficial ownership of the securities owned by AB Malfors Promotor. AB Malfors Promotor and Mr. Svenfeldt will be collectively referred to as the reporting persons ("Reporting Persons") in this Schedule 13D.

(d) During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The Reporting Persons received the 1,250,000 common shares in the Issuer in exchange for common shares held in U.S. Highland, Inc., pursuant to the merger of U.S. Highland, Inc. into US Highland, Inc. (formerly Harcom Productions, Inc.).

ITEM 4.  PURPOSE OF TRANSACTION.

  (a) The Reporting Persons are holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.



The Reporting Persons have no other present intent to take any action that would result in:
  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) any material change in the present capitalization or dividend policy of the Issuer;
  (f) any other material change in the Issuer's business or corporate structure;
  (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
  (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  (a) As of the date of this filing, Malsfore Promote beneficially owns 1,529,364 shares of the Issuer's common stock, representing 7.13% of the class. As of the date of this filing, Mr. Svenfeldt beneficially owns 1,636,403 shares of the Issuer's common stock, representing 7.63% of the class.
  (b) Malsfore Promote may be deemed to hold shared power to vote and to dispose of 1,529,364 shares of the Issuer's Common Stock described in (a) above. Mr. Svenfeldt has the sole power to vote and dispose of 107,039 shares of the Issuer's common stock held by him. Mr. Svenfeldt may be deemed to hold shared power to vote and to dispose of 1,529,354 shares of the Issuer's Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Svenfeldt as to beneficial ownership of the securities owned by AB Malfors Promotor.
  (c) Transactions in the Issuer's Common Stock during the past 60 days: Schedule A annexed lists all transactions in the Issuer's common Stock during the past 60 days by the Reporting Persons.
  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons.
  (e) The Reporting Persons continue to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
  Exhibit 1: Joint Filing Agreement, dated as of March 13, 2010, by and between AB Malfors Promotor and Olof Svenfeldt.


                              SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2010

AB Malfors Promotor

By:  /s/Olof Svenfeldt
     ---------------------
     Olof Svenfeldt, officer

/s/Olof Svenfeldt
--------------------------
Svenfeldt

                               Schedule A

Date of Transaction              Quantity Purchased/(Sold)       Price Per Share
-------------------              ----------------------          ---------------
AB Malfors Promotor
January 20, 2010                          279,364                    $.001
January 25, 2010                        1,250,000                        *

Olof Svenfeldt
January 20, 2010                          299,403                    $.001
January 25, 2010                        1,339,000                        *

*received pursuant to the merger of US Highland, Inc. into US Highland, Inc. (formerly Harcom Productions, Inc.)